Exhibit 23.3

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the references to our firm and to its having reviewed the report of Consolidated Natural Gas Company’s staff engineers with regard to Consolidated Natural Gas Company’s estimated proved reserves of gas and oil at December 31, 2002 appearing in Consolidated Natural Gas Company’s Form 10-K for the year ended December 31, 2002 and in all current and future registration statements of Consolidated Natural Gas Company that incorporate by reference such Form 10-K.

We further wish to advise that we are not employed on a contingent basis and that at the time of the preparation of our report, as well as at present, neither Ryder Scott Company, nor any of its employees had, or now has, a substantial interest in Consolidated Natural Gas Company, or any of its subsidiaries, as a holder of its securities, promoter, underwriter, voting trustee, director, officer, or employee.

/s/ RYDER SCOTT COMPANY, L.P.
Ryder Scott Company, L.P.

Date: March 5, 2003